September 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Jan Woo, Legal Branch Chief; Robert Littlepage, Accounting Branch Chief

Re:Stronghold Digital Mining, Inc.

Registration Statement on Form S-1

Filed July 27, 2021

File No. 333-258188

Amendment No. 1 to Registration Statement on Form S-1

Filed August 31, 2021

File No. 333-258188

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2021, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-258188, filed with the Commission on August 31, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing the Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR. For your convenience, we will deliver three copies of this letter as well as three copies of Amendment No. 2 marked to show all revisions made since the August 31st filing.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Amendment No.1 to Form S-1 filed on August 31, 2021

Unaudited Pro Forma Consolidated Financial Information, Pro Forma Balance Sheet for June 30, 2021, page 76

1.

We note your response to prior comment 3. Please revise to disclose why you do not give effect to the Tax Receivable Agreement in your pro forma financial statements. Also, quantify in this disclosure the estimated maximum payment that the Company may be required to make under the Tax Receivable Agreement if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after the offering.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to disclose why we do not give effect to the Tax Receivable Agreement in our pro forma financial statements and to quantify the estimated maximum payment that we may be required to make if there were a redemption of all Stronghold LLC Units held by Q Power immediately after the offering. Please see pages 80 to 81 of Amendment No. 2.

2.

We note your response to prior comment 4. Please revise to clarify the terms and conditions of the master equipment financing agreement with Arctos Credit, LLC. Tell us what consideration you gave to including amortization expense relating to debt issuance costs and interest expense in your pro forma adjustments.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to clarify the terms and conditions of the master equipment financing agreement with Arctos Credit, LLC and to explain the consideration we gave to including amortization expense relating to debt issuance costs and interest expense in the pro forma adjustments. Please see page 85 of Amendment No. 2.

3.

We note your response to prior comment 10. Mezzanine equity is not permanent equity and it should not be presented in any way that may suggest otherwise. Remove the line-items “Total stockholders’ deficiency or members’ equity - excluding mezzanine equity” and “Total stockholders’ deficiency or members’ equity - including mezzanine equity” from the pro forma balance sheet.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to remove the line-items “Total stockholders’ deficiency or members’ equity - excluding mezzanine equity” and “Total stockholders’ deficiency or members’ equity - including mezzanine equity” from the pro forma balance sheet. Please see pages 83 to 84 of Amendment No. 2.

4.

We note your response to comment 11. We also note that after the completion of the offering, you will be considered a controlled company as Q Power and its affiliates will collectively hold more than 50% of the voting power for the election of directors of the Company. Therefore, under its redemption right and the Stronghold Inc. Call Right, it will ultimately be at the discretion of Q Power whether or not Stronghold Inc. will provide it with stock or cash. As previously requested, reclassify the non-controlling interests in Stronghold LLC outside of permanent equity in the pro forma balance sheet pursuant to ASC 480-10-S99-3A and revise the related disclosures throughout your filing so that the nature and substance of the redemption feature is wholly transparent.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to reclassify the non-controlling interests in Stronghold LLC as temporary (mezzanine) equity. Please see pages 83 to 84, F-13 and F-25 to F-27 of Amendment No. 2.

5.	Disclose in footnote (a) the details of your accounting for the Arctos/NYDIG Financing Agreement so that it is clear how you calculated the adjustment amount.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to include additional details regarding the Arctos/NYDIG Financing Agreement. Please see page 85 of Amendment No. 2.

6.

With a view towards clarifying footnote disclosure, please explain to us why cash was not reduced in the same amount as the equipment deposit in pro forma adjustment (c). Disclose and tell us where the offset of this adjustment was recorded in the pro forma balance sheet.

RESPONSE: We acknowledge the Staff’s comment and comment and have revised Amendment No. 2 to individually present the adjustments under prior “Equipment Deposits/Maintenance and

Transaction Costs” column into, among other things, a separate “Equipment Deposits” column. Additionally, we have also expanded the disclosure for the relevant footnotes to the unaudited pro forma consolidated balance sheet. Please see page 85 of Amendment No. 2.

7.	Disclose the nature of the adjustments to Current portion of long-term debt and Long-term debt in a pro forma footnote, including an explanation for how the amounts were calculated.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to disclose the nature of the adjustments to the current portion of long-term debt and long-term debt in footnote (a) of the unaudited pro forma consolidated balance sheet and to include an explanation regarding how the amounts were calculated. Please see page 85 of Amendment No. 2.

8.	Revise the disclosure in footnote (d) so that it supports in sufficient detail the adjustment amounts referenced in the pro forma balance sheet.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 2 to expand on the disclosure in footnote (d) to the unaudited pro forma consolidated balance sheet. Please see page 85 of Amendment No. 2.

Comparison of Non-GAAP Financial Measure, page 95

9.

We note your response to prior comment 18. Please explain why excluding gains related to waste coal credits, renewable energy credits, commission on sale of ash, and extinguishment of EIDL advance is appropriate in accordance with Question 100.03 of the C&DI.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the EIDL advance was extinguished through normal repayment and not due to loan forgiveness. Therefore, it does not impact EBITDA or Adjusted EBITDA. Further, our energy credits are recurring in nature. These credits are offsets to direct operational expenses and therefore do not meet the definition of one-time gains (losses) under our Adjusted EBITDA definition. However, we have revised our definition of Adjusted EBITDA to reflect gains from waste coal credits and commissions on sale of ash. Please see pages 26, 27, 91, 101, 102 and 103 of Amendment No. 2.

Note to Audited Combined Financial Statements December 31, 2020 and 2019

Note 2. Significant Accounting Policies

Segment Reporting, page F-51

10.

In the Segment Results’ tables beginning on page 87 you present more than one profit measure for each of your segments: net operating income/(loss) as the first measure and net income/(loss) for each segment as the second measure. ASC 280-10-50-22 requires disclosure of a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. As a result, please address the following:

•	Tell us which of the two sets of measures is your single measure of segment profit or loss and explain why, referencing the authoritative literature you rely upon to support your position.
•

Revise all applicable disclosures to present only that single measure of segment profit or loss for each segment and reconcile this measure to your consolidated income measure as required by ASC 280-10-50-30b.

•

Tell us whether you intend to continue to disclose the second measure in your Management’s Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 2 to ensure that our segment results agree to the guidance included in ASC 280-10-50-22 and with the information reviewed by our chief operating decision maker (“CODM”) in order for our CODM to measure each segment’s profit and loss and to allocate resources to each segment.  In doing so, we have adjusted our disclosures in the Registration Statement to include only one measure of segment profit or loss, which is net operating income (loss).  We believe that this is the appropriate single measure of segment profit or loss to disclose, as this represents the measure reviewed by our CODM. Please see pages F-21 and F-22 of Filing No. 2.

*****

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:/s/  Gregory A. Beard

Name:Gregory A. Beard

Title: Chief Executive Officer

Enclosures

cc:  Matthew Derby, Staff Attorney

Joseph Cascarano, Senior Staff Accountant

Ricardo R.A. Larroudé, Chief Financial Officer, Stronghold Digital Mining, Inc.

Daniel M LeBey, Vinson & Elkins L.L.P.

Shelley A. Barber, Vinson & Elkins L.L.P.

Jonathan H. Talcott, Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Nelson Mullins Riley & Scarborough LLP

4